UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Transfer of Treasury Shares

We hereby inform you that KT Corporation (NYSE symbol: KTC) has transferred a portion of its treasury shares reserved for the holders of convertible notes and convertible bonds to KT Corporation’s treasury share account in the Korea Securities Depositary. Details of the transfer are as follows:

1.	Number of treasury shares transferred to KT Corporation’s treasury share account in the Korea Securities Depositary:
3,494,338 common shares.

2.
Remaining number of treasury shares deposited in the Korea Securities Depositary which are reserved for delivery in the event the holders of KT Corporation’s convertible notes or convertible bonds elect to exercise their conversion rights: 51,015,847 common shares.

3.
Reason for transfer: retirement of repurchased domestic convertible bonds on October 23, 2002 and retirement of repurchased overseas convertible notes on November 21, 2002. Additional details about the repurchase of convertible bonds and convertible notes were previously disclosed in KT Corporation’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 14, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 27, 2002

KT Corporation

By:	/s/ Joong-Soo Nam
Name:	Joong-Soo Nam
Title:	Executive Vice President, Chief Financial Officer and Chief Accounting Officer